UNITED STATES
    SECURITIES AND EXCHANGE COMMISSION
          WASHINGTON, DC 20549
              SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
    PURSUANT TO RULES 13d-1(b)(c)AND (d) AND
     AMENDMENTS THERETO FILED PURSUANT TO
              RULE 13d-2(b)
             (Amendment 2)

           OWENS & MINOR INC.
           (Name of Issuer)


             COMMON STOCK
   (Title of Class of Securities)

             690732102
           (CUSIP Number)

    DKR Management Company Inc.
      1281 East Main Street
    Stamford, Connecticut 06902
          (203) 324-8400

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications)


       December 31, 2002
(Date of Event Which Requires Filing of
this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)
 X Rule 13d-1(c)
   Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 690732102

1. Name of Reporting Person I.R.S. Identification
Nos. of Above Persons (entities only)

 DKR Management Company Inc.
(Pursuant to an Assignment and Assumption
Agreement, DKR Capital Partners L.P., an affiliate of DKRMCI, will perform and satisfy all obligations of DKRMCI, including those under the Advisory Service Agreement.
As such, DKR Capital Partners L.P.)

2. Check the Appropriate Box If A Member
Of A Group (See Instructions)

(a)
(b)

3. SEC Use Only

3. Citizen Or Place Of Organization:
Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5. Sole Voting Power
0

6. Shared Voting Power
523,582 shares of preferred security convertible into 1,269,267.48shares of common stock

7. Sole Dispositive Power
0

8. Shared Dispositive Power
523,582 shares of preferred security
convertible into 1,269,267.48shares of
common stock

DKR Management Company Inc. (DKRMCI) a
registered investment adviser, has entered into an Advisory Services Agreement with Basso Securities to act as the portfolio manager to certain funds managed by DKRMCI.
Pursuant to an
Assignment and Assumption Agreement,
DKR Capital Partners L.P., an affiliate
of DKRMCI, will perform and satisfy all
obligations of DKRMCI, including those
under the Advisory Service Agreement.
As such, DKR Capital Partners L.P. and
Basso Securities have shared dispositive and voting power over the securities.


9. Aggregate Amount Beneficially Owned by
Each Reporting Person 523,582 shares of
preferred security convertible into
1,269,267.48 shares of common stock

10. Check if the Aggregate Amount in Row (9)
Excludes Certain Shares
(See Instruction)

11. Percent of Class Represented by Amount
in Row 9
3.72%

12. Type of Reporting Person (See Instructions)
CO


Item 1:	Security and Issuer

1(a) 	Name of Issuer

Owens & Minor Inc.

1(b)	Address of Issuer's Principal
Executive Offices

4800 Cox Road
Glen Allen, Virginia 23060
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

DKR Management Company Inc.

2(b)	Address of Principal Business Office or,
if none, Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized

Delaware, USA

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

690732102

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c)
promulgated under the Securities Exchange Act of 1934, check whether the filing is a:


a. Broker or Dealer registered under Section
15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in
Section 3(a)(19) of the Act,
d. Investment Company registered under
Section 8
e. of the Investment Company Act,
f. Investment Adviser in accordance with Rule
13d-1(b)(1)(ii)(E),
g. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
h. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G);
(Note: see Item 7)
i. A saving association as defined in Section
3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813)
j. A church plan that is excluded form the definition of an investment company under section
3(c)(14) of the Investment Company
Act of 1940;
k. Group, in accordance with
Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

An aggregate amount of 523,582 shares of preferred security convertible into
1,269,267.48 shares of common stock
were beneficially by DKR Capital Partners
L.P. (DKR LP). DKR LP disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

3.72%

4(c) 	Number of shares as to which the person
has

(i) Sole Power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote

523,582 shares of preferred security
convertible into 1,269,267.48shares of
common stock


 (iii) Sole power to dispose or to direct
the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
523,582 shares of preferred security
convertible into 1,269,267.48shares of
common stock


Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less
of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent
on Behalf of Another Person.

Not Applicable

Item 7: 	Identification and Classification
of the Subsidiary Which Acquired the Security
Being Reported Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification
of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable



Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable


Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

/s/ Barbara Burger

____________________________
Signature

Barbara Burger